[Reference Translation]
November 10, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Effect of Floods in Thailand as of November 10, 2011

   Toyota Motor Corporation (TMC) sends its sincerest condolences to all those affected by the recent catastrophic flooding in Thailand. TMC announces the current effects of floods in Thailand on TMC’s operations as below.

1 Production in Japan
   Due to delays in parts-supply, TMC will continue to adjust utilization hours at its plants in Japan from Monday, November 14 to Friday, November 18 based on then-current parts-supply conditions.

2 Production outside Japan
   Though plants of TMC’s subsidiary in Thailand, Toyota Motor Thailand Co., Ltd. (TMT), have halted production due to delays in parts-supply, TMT decided that it would restart production on Monday, November 21.
   TMC-affiliated plants in Asia, other than Thailand, and South Africa will continue to adjust utilization hours for the week beginning on Monday, November 14.
   In addition, plants in North America will operate at their usual level of production for the week beginning on Monday, November 14.

   Regarding production in countries and regions other than those discussed above, TMC is currently inspecting and confirming the effects of the floods.
   Decisions regarding adjustments, if any, to production both within and outside Japan except Thailand after Monday, November 21 will be based on a close observation of the situation as it develops.

   TMC is continuing to work closely with its parts-supplier and is putting forth effort to restore production as quickly as possible. The effects of the floods on TMC’s financial performance are yet to be assessed. Should any material impacts be anticipated, TMC will make a further announcement in a prompt manner.